October 26, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cactus Acquisition Corp. 1 Limited
Registration Statement on Form S-1
Registration No. 333-258042

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Cactus Acquisition Corp. 1 Limited (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. (Eastern Time) on Wednesday, October 27, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that as of the date hereof we have distributed approximately 750 copies of the Company’s Preliminary Prospectus dated October 7, 2021 to prospective underwriters, dealers, institutional investors and others.

We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Moelis & Company LLC
Oppenheimer & Co. Inc.

Acting severally on behalf of themselves and the several underwriters

Moelis & Company LLC

By:	/s/ Stephen Halperin
	Name:	Stephen Halperin
	Title:	Managing Director

Oppenheimer & Co. Inc.

By:	/s/ Peter Bennett
	Name:	Peter Bennett
	Title:	Managing Director